L&L Financial Holdings, Inc. 720 Third Avenue, Suite 1611 Seattle, WA 98104

Mr. Dean Suehiro, Senior Staff Accountant, Securities and Exchange Commission Washington, DC, 20549 Mail Stop 3720

Re:	L&L Financial Holdings, Inc.
Form 10-KSB for Fiscal Year Ended April 30, 2006
Filed August 15, 2006

Form 10-QSB for Fiscal Quarters Ended July 31, 2006 and October 31, 2006
File No. 0-32505

Dear Mr. Dean Suehiro:

     We have received your letter dated June 20, 2007 and are responding to the questions as follow:

Form 10-KSB for Fiscal Year Ended April 30, 2006

Note 3. Business Combination

Q1. We note your response to prior comment 5. You disclose that the “Goodwill of LEK is not separable, even though it may be relevant to some vague notions, such as brand name, and the oil-free technology incorporated in LEK piston-type air compressors.” You state in your response that this issue was addressed in the independent valuation. Please tell us and revise to disclose why there are no intangible assets apart from goodwill. It is still unclear to us why other intangible assets such as customer-related assets, brand name and oil-free technology are included in goodwill and can not be separated as required under paragraph 39 and A14-A28 of SFAS 141.

Answer: Following your suggestion, we made the adjustment that “There is no other intangible asset included in the goodwill, so goodwill is not separable”. Please see p. 26 of attachment 1.

Form 8-K filed February 27, 2006

Q2. We note your response to prior comment 9. Please revise (b) to refer to Regulation S-B.

Answer: Following your instruction, we revised (b) to refer to Regulation S-B. Please see p.3 of attachment 3.

Form 8-K filed November 13, 2006

Q3. We note your response to prior comment 10. We understand that audited financial statements of KMC for the required periods under Item 310(c)(3) of Regulation S-B will be filed by June 29, 2007.

Answer: The audited report from a Chinese firm on KMC financial statements for the period ended August 31, 2006, prior to our acquisition of KMC, is attached. Please see exhibit D of attachment 2.

Q4. We note your response to prior comment 12. Please revise the “Note” to disclose that the pro forma condensed statements of income for the six and twelve months give effect to the acquisition as of May 1, 2005.

Answer: Following your instruction, we revised the “Note” to disclose that the pro forma condensed statements of income for the six and twelve months give effect to the acquisition as of May 1, 2005. Please see p.7of attachment 2.

Thank so much for you kind guidance, and attention. If you have any question, please feel free to call me at (206) 264-8065 in Seattle.

Sincerely Yours,

Dickson Lee, CEO L&L Financial Holdings, Inc.

Attachment 1, Form10-KSB Attachment 2, Form 8-K Attachment 3, Form 8-K